A P P E N D I X  B

D E C L U S T E R I N G

B - 1 Q - Q  P L O T S  F O R  T W I N  H O L E  D A T A

Rock Creek Campaign 501 Near Core Assays

Frequency (Percent)
Au Grade (g/t)
N 588
m 1.534
σ^2 16.807
σ/m 2.673
min 0.069
$q_{0.25}$ 0.137
$q_{0.50}$ 0.411
$q_{0.75}$ 1.166
max 53.691
Class width = 0.100
The last class contains
all values ≥ 4.900

Rock Creek Campaign 501 Near Core Assays

Au Grade (g/t)
Cumulative Probability (percent)

Rock Creek Core Assays Near Campaign 501 RC Assays

25.3
25
20
15
10
5
0
Frequency (Percent)
0.000
1.250
2.500
3.750
5.000
Au Grade (g/t)
N 12840
m 0.749
σ^2 3.957
σ/m 2.655
min 0.002
$q_{0.25}$ 0.090
$q_{0.50}$ 0.250
$q_{0.75}$ 0.640
max 75.841
Class width = 0.100
The last class contains
all values ≥ 4.900

Rock Creek Core Assays Near Campaign 501 RC Assays

100
10
1.0
0.10
0.010
Au Grade (g/t)
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

Rock Creek RC Assays From Campaigns 502, 503, 505, 506, 511 Near Core

36.7
25
20
15
10
5
0
Frequency (Percent)
0.000
1.250
2.500
3.750
5.000
Au Grade (g/t)
N 4408
m 0.749
σ² 10.201
σ/m 4.265
min 0.002
q0.25 0.034
q0.50 0.171
q0.75 0.446
max 117.600
Class width = 0.100
The last class contains
all values ≥ 4.900

Rock Creek RC Assays From Campaigns 502, 503, 505, 506, 511 Near Core

100
10
1.0
0.10
0.010
Au Grade (g/t)
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

Rock Creek Core Assays Near Campaigns 502, 503, 505, 506, 511

49.9
Frequency (Percent)
Au Grade (g/t)
0.000
1.250
2.500
3.750
5.000
N 12840
m 0.468
σ² 3.221
σ/m 3.834
min 0.002
q0.25 0.025
q0.50 0.100
q0.75 0.340
max 75.841
Class width = 0.100
The last class contains all values ≥ 4.900

Rock Creek Core Assays Near Campaigns 502, 503, 505, 506, 511

Au Grade (g/t)
100
10
1.0
0.10
0.010
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Rock Creek RC Assays From Campaigns 512 and 516 Near Core

32.0
25
20
15
10
5
0
Frequency (Percent)
0.000
1.250
2.500
3.750
5.000
Au Grade (g/t)
N 2656
m 0.778
σ^2 5.578
σ/m 3.036
min 0.002
$q_{0.25}$ 0.070
$q_{0.50}$ 0.209
$q_{0.75}$ 0.620
max 55.300
Class width = 0.100
The last class contains
all values ≥ 4.900

Rock Creek RC Assays From Campaigns 512 and 516 Near Core

100
10
1.0
0.10
0.010
Au Grade (g/t)
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

Rock Creek Core Assays Near Campaigns 512 and 516
39.9
25
20
15
10
5
0
Frequency (Percent)
0.000
1.250
2.500
3.750
5.000
Au Grade (g/t)
N 12840
m 0.584
σ^2 3.546
σ/m 3.223
min 0.002
$q_{0.25}$ 0.034
$q_{0.50}$ 0.140
$q_{0.75}$ 0.470
max 75.841
Class width = 0.100
The last class contains
all values ≥ 4.900

Rock Creek Core Assays Near Campaigns 512 and 516
100
10
1.0
0.10
0.010
Au Grade (g/t)
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

Rock Creek RC Assays Near Trench Assays

44.2
Frequency (Percent)
25
20
15
10
5
0
0.000
1.250
2.500
3.750
5.000
Au Grade (g/t)

N	7652
m	0.539
σ^2	3.265
σ/m	3.355
min	0.002
$q_{0.25}$	0.034
$q_{0.50}$	0.103
$q_{0.75}$	0.343
max	117.600

Class width = 0.100
The last class contains all values ≥ 4.900

Rock Creek RC Assays Near Trench Assays

100
10
1.0
0.10
0.010
Au Grade (g/t)
0.01
0.1
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
99.9
99.99
Cumulative Probability (percent)

Rock Creek Trench Assays Near RC Assays

43.3
25
20
15
10
5
0
Frequency (Percent)
0.000
1.250
2.500
3.750
5.000
Au Grade (g/t)

N	906
m	0.553
σ^2	1.339
σ/m	2.092
min	0.002
$q_{0.25}$	0.025
$q_{0.50}$	0.140
$q_{0.75}$	0.530
max	24.990

Class width = 0.100
The last class contains
all values ≥ 4.900

Rock Creek Trench Assays Near RC Assays

100
10
1.0
0.10
0.010
Au Grade (g/t)
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Rock Creek Core Assays Near Trench Assays

60.8
Frequency (Percent)
Au Grade (g/t)
0.000
1.250
2.500
3.750
5.000
N 12840
m 0.312
σ^2 1.657
σ/m 4.129
min 0.002
$q_{0.25}$ 0.025
$q_{0.50}$ 0.069
$q_{0.75}$ 0.210
max 75.841
Class width = 0.100
The last class contains all values ≥ 4.900

Rock Creek Core Assays Near Trench Assays

Au Grade (g/t)
100
10
1.0
0.10
0.010
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Rock Creek Trench Assays Near Core Assays
42.5
25
20
15
10
5
0
Frequency (Percent)
0.000
1.250
2.500
3.750
5.000
Au Grade (g/t)
N 906
m 0.549
σ^2 1.315
σ/m 2.088
min 0.002
$q_{0.25}$ 0.025
$q_{0.50}$ 0.140
$q_{0.75}$ 0.530
max 24.990
Class width = 0.100
The last class contains
all values ≥ 4.900

Rock Creek Trench Assays Near Core Assays
100
10
1.0
0.10
0.010
Au Grade (g/t)
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

Rock Creek Core Assays Near Trench Assays
60.8
Frequency (Percent)
Au Grade (g/t)
0.000
1.250
2.500
3.750
5.000
N 12840
m 0.312
σ² 1.657
σ/m 4.129
min 0.002
q0.25 0.025
q0.50 0.069
q0.75 0.210
max 75.841
Class width = 0.100
The last class contains
all values ≥ 4.900

Rock Creek Core Assays Near Trench Assays
Au Grade (g/t)
100
10
1.0
0.10
0.010
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

APPENDIX B-1

Q-Q Plots for Twin Hole Data

The plots presented here were prepared using the twin-hole data.

Run 1 – Core 2003 (315) versus Core 2004 (316). There is no difference. The use of triple-tube core barrels shows no affect on grade.

Run 2 – RC 2004 (516) versus RC Summer 2003 (512). There is little difference in mean grades at the 98th percentile. The 2004 RC campaign has a lower CV. This may indicate better samples, or alternatively mixing within the hole.

Run 3 – RC 2004 (516) versus RC Campaigns 502 to 511. The last 8 percent of the data show a high-bias in favor of the earlier campaigns. The 516 campaign has a lower CV.

Run 4 – Core 2003 (315) versus RC Campaigns 502 to 511. There is a clear high bias in favor of the RC data. At the 98th percentile, RC data average 61% higher than core.

Run 5 – Core 2004 (316) versus RC Campaigns 502 to 511. There is a high bias in favor of the RC data. At the 98th percentile, RC data average 27% higher than core.

Run 6 – Core 2003 (315) + Core 2004 (316) versus RC Campaigns 502 to 511. There is high bias in favor of the RC data. At the 98th percentile, RC data average 42% higher than core.

Run 7 – Core 2003 (315) versus RC Summer 2003 (512). There is a clear high bias in favor of the RC data. At the 98th percentile, RC data average 42% higher than core.

Run 8 – Core 2004 (316) versus RC Summer 2003 (512). There is a clear high bias in favor of the RC data. At the 98th percentile, RC data average 48% higher than core.

Run 9 – Core 2003 (315) + Core 2004 (316) versus RC Summer 2003 (512). There is high bias in favor of the RC data. At the 98th percentile, RC data average 45% higher than core.

Run 10 – Core 2003 (315) versus RC Summer 2004 (516). There is a high bias in favor of the RC data. At the 98th percentile, RC data average 11% higher than core.

Run 11 – Core 2004 (316) versus RC Summer 2004 (516). There is a clear high bias in favor of the RC data. At the 98th percentile, RC data average 20% higher than core.

Run 12 – Core 2003 (315) + Core 2004 (316) versus RC Summer 2004 (516). There is high bias in favor of the RC data. At the 98th percentile, RC data average 16% higher than core.

In conclusion, the 2004 core corroborates 2003 core; the 2004 RC corroborates 2003 RC. The earlier RC campaigns show more high bias with respect to core than do the later RC campaigns. Because there is little difference between campaigns 315 and 316, these will be combined for the purpose of fitting adjustment equations.

The magnitude of the biases is sometimes different when comparing core campaign 315 versus RC as compared to core campaign 316 versus RC; this is attributed to different datasets being used and not to any fundamental differences between campaigns 315 and 316.

Run 1

11.0
8.8
6.6
4.4
2.2
0.0
Au (g/t) 315
0.0
2.2
4.4
6.6
8.8
11.0
Au (g/t) 316

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.383	0.396	1.035	1.14	1.03
1 to 91%	0.400	0.414	1.034	1.16	1.06
1 to 92%	0.419	0.434	1.035	1.19	1.10
1 to 93%	0.441	0.458	1.037	1.22	1.15
1 to 94%	0.466	0.486	1.044	1.26	1.22
1 to 95%	0.495	0.518	1.047	1.31	1.28
1 to 96%	0.527	0.563	1.067	1.36	1.40
1 to 97%	0.568	0.617	1.086	1.44	1.54
1 to 98%	0.636	0.685	1.077	1.66	1.69
1 to 99%	0.734	0.777	1.058	1.94	1.89
1 to 100%	0.842	0.935	1.110	2.53	2.76

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
595	605	1,191	1,215

Run 2

21.0
16.8
12.6
8.4
4.2
0.0
Au (g/t) - 516
0.0
4.2
8.4
12.6
16.8
21.0
Au (g/t) - 512

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.459	0.525	1.144	1.23	1.00
1 to 91%	0.487	0.546	1.121	1.28	1.03
1 to 92%	0.520	0.570	1.097	1.34	1.06
1 to 93%	0.557	0.597	1.072	1.39	1.09
1 to 94%	0.598	0.630	1.053	1.45	1.14
1 to 95%	0.643	0.668	1.040	1.50	1.21
1 to 96%	0.696	0.721	1.036	1.57	1.32
1 to 97%	0.770	0.788	1.024	1.70	1.47
1 to 98%	0.873	0.867	0.994	1.89	1.60
1 to 99%	1.074	0.965	0.898	2.40	1.75
1 to 100%	1.296	1.041	0.803	2.87	1.87

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
296	330	453	503

Run 3

18.0
14.4
10.8
7.2
3.6
0.0
Au (g/t) - 516
0.0
3.6
7.2
10.8
14.4
18.0
Au (g/t) - 502-511

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.458	0.483	1.054	1.26	1.17
1 to 91%	0.488	0.510	1.045	1.31	1.21
1 to 92%	0.518	0.537	1.036	1.34	1.24
1 to 93%	0.555	0.565	1.018	1.40	1.27
1 to 94%	0.592	0.595	1.005	1.44	1.29
1 to 95%	0.637	0.627	0.984	1.50	1.31
1 to 96%	0.693	0.659	0.951	1.58	1.33
1 to 97%	0.762	0.700	0.919	1.68	1.37
1 to 98%	0.849	0.748	0.881	1.81	1.42
1 to 99%	1.014	0.828	0.816	2.21	1.60
1 to 100%	1.292	1.035	0.801	3.55	3.09

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
389	404	597	616

Run 4

21.0
16.8
12.6
8.4
4.2
0.0
Au (g/t) - 315
0.0
4.2
8.4
12.6
16.8
21.0
Au (g/t) - 502-511

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.654	0.446	0.682	1.30	1.19
1 to 91%	0.690	0.468	0.678	1.32	1.21
1 to 92%	0.732	0.497	0.679	1.35	1.26
1 to 93%	0.776	0.530	0.682	1.38	1.32
1 to 94%	0.828	0.564	0.681	1.42	1.36
1 to 95%	0.887	0.598	0.674	1.47	1.40
1 to 96%	0.965	0.640	0.664	1.56	1.45
1 to 97%	1.051	0.685	0.652	1.63	1.49
1 to 98%	1.201	0.745	0.620	1.88	1.58
1 to 99%	1.400	0.811	0.580	2.13	1.65
1 to 100%	1.729	0.863	0.499	3.15	1.73

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
373	287	575	574

Run 5

18.0
14.4
10.8
7.2
3.6
0.0
0.0
3.6
7.2
10.8
14.4
18.0
Au (g/t) - 316
Au (g/t) - 502-511

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.462	0.409	0.885	1.27	1.21
1 to 91%	0.491	0.431	0.877	1.31	1.24
1 to 92%	0.521	0.454	0.870	1.35	1.27
1 to 93%	0.558	0.480	0.860	1.40	1.30
1 to 94%	0.595	0.506	0.850	1.44	1.33
1 to 95%	0.640	0.536	0.838	1.49	1.36
1 to 96%	0.701	0.570	0.813	1.60	1.40
1 to 97%	0.770	0.616	0.800	1.69	1.48
1 to 98%	0.857	0.674	0.786	1.81	1.59
1 to 99%	1.022	0.755	0.739	2.20	1.77
1 to 100%	1.301	0.909	0.699	3.54	2.71

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
386	275	592	553

Run 6

21.0
16.8
12.6
8.4
4.2
0.0
Au (g/t) 315+316
0.0
4.2
8.4
12.6
16.8
21.0
Au (g/t) - 502-511

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.554	0.430	0.776	1.29	1.20
1 to 91%	0.590	0.452	0.766	1.34	1.23
1 to 92%	0.626	0.477	0.762	1.37	1.26
1 to 93%	0.665	0.506	0.761	1.40	1.30
1 to 94%	0.710	0.537	0.757	1.44	1.34
1 to 95%	0.766	0.571	0.746	1.50	1.38
1 to 96%	0.834	0.607	0.727	1.59	1.42
1 to 97%	0.915	0.652	0.713	1.68	1.48
1 to 98%	1.015	0.713	0.702	1.79	1.58
1 to 99%	1.215	0.789	0.649	2.21	1.72
1 to 100%	1.512	0.885	0.585	3.33	2.29

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
759	562	1,167	1,127

Run 7

27.0
21.6
16.2
10.8
5.4
0.0
Au (g/t) - 315
0.0
5.4
10.8
16.2
21.6
27.0
Au (g/t) - 512

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.428	0.381	0.891	1.19	0.94
1 to 91%	0.453	0.395	0.874	1.23	0.97
1 to 92%	0.481	0.410	0.852	1.28	0.99
1 to 93%	0.518	0.428	0.827	1.37	1.03
1 to 94%	0.557	0.448	0.805	1.43	1.06
1 to 95%	0.601	0.470	0.782	1.50	1.11
1 to 96%	0.655	0.501	0.764	1.59	1.19
1 to 97%	0.729	0.539	0.739	1.73	1.30
1 to 98%	0.844	0.593	0.703	2.00	1.48
1 to 99%	1.102	0.685	0.622	2.77	1.84
1 to 100%	1.308	0.807	0.617	3.12	2.46

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
375	295	573	592

Run 8

21.0
16.8
12.6
8.4
4.2
0.0
Au (g/t) - 316
0.0
4.2
8.4
12.6
16.8
21.0
Au (g/t) - 512

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.435	0.371	0.852	1.18	1.08
1 to 91%	0.460	0.386	0.839	1.22	1.10
1 to 92%	0.489	0.403	0.824	1.27	1.12
1 to 93%	0.526	0.421	0.801	1.36	1.14
1 to 94%	0.564	0.440	0.781	1.42	1.17
1 to 95%	0.608	0.462	0.759	1.49	1.19
1 to 96%	0.654	0.490	0.750	1.54	1.26
1 to 97%	0.716	0.520	0.726	1.63	1.30
1 to 98%	0.820	0.555	0.677	1.89	1.36
1 to 99%	1.021	0.622	0.609	2.47	1.62
1 to 100%	1.253	0.731	0.583	3.04	2.14

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
364	278	556	555

Run 9

27.0
21.6
16.2
10.8
5.4
0.0
Au (g/t) - 315+316
0.0
5.4
10.8
16.2
21.6
27.0
Au (g/t) - 512

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.433	0.377	0.872	1.18	1.01
1 to 91%	0.458	0.392	0.856	1.23	1.03
1 to 92%	0.487	0.408	0.839	1.28	1.05
1 to 93%	0.524	0.427	0.815	1.36	1.08
1 to 94%	0.564	0.447	0.792	1.44	1.12
1 to 95%	0.609	0.469	0.771	1.50	1.15
1 to 96%	0.663	0.499	0.753	1.59	1.23
1 to 97%	0.737	0.531	0.721	1.73	1.29
1 to 98%	0.840	0.579	0.690	1.93	1.44
1 to 99%	1.097	0.672	0.612	2.75	1.83
1 to 100%	1.281	0.770	0.601	3.08	2.33

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
739	573	1,129	1,147

Run 10

10.0
8.0
6.0
4.0
2.0
0.0
0.0
2.0
4.0
6.0
8.0
10.0
Au (g/t) - 315
Au (g/t) - 516

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.450	0.397	0.882	1.09	1.03
1 to 91%	0.472	0.415	0.880	1.13	1.07
1 to 92%	0.498	0.435	0.874	1.17	1.10
1 to 93%	0.524	0.457	0.872	1.21	1.14
1 to 94%	0.555	0.486	0.876	1.25	1.21
1 to 95%	0.588	0.518	0.881	1.30	1.28
1 to 96%	0.627	0.556	0.888	1.35	1.36
1 to 97%	0.676	0.611	0.904	1.44	1.51
1 to 98%	0.751	0.679	0.904	1.62	1.67
1 to 99%	0.849	0.770	0.906	1.83	1.88
1 to 100%	0.986	0.933	0.946	2.72	2.81

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
785	551	1,196	1,107

Run 11

11.0
8.8
6.6
4.4
2.2
0.0
0.0
2.2
4.4
6.6
8.8
11.0
Au (g/t) - 316 - A Holes
Au (g/t) - 516 - A Holes

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.501	0.400	0.799	1.06	1.17
1 to 91%	0.525	0.420	0.799	1.10	1.19
1 to 92%	0.551	0.442	0.801	1.13	1.22
1 to 93%	0.579	0.464	0.802	1.17	1.25
1 to 94%	0.609	0.491	0.806	1.20	1.29
1 to 95%	0.643	0.521	0.811	1.24	1.33
1 to 96%	0.684	0.556	0.813	1.30	1.38
1 to 97%	0.736	0.602	0.818	1.39	1.48
1 to 98%	0.813	0.675	0.830	1.56	1.69
1 to 99%	0.914	0.767	0.839	1.76	1.89
1 to 100%	1.039	0.878	0.845	2.51	2.43

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
959	651	1,462	1,304

Run 12

11.0
8.8
6.6
4.4
2.2
0.0
Au (g/t) - 315+316
0.0
2.2
4.4
6.6
8.8
11.0
Au (g/t) - 516

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.478	0.400	0.837	1.08	1.11
1 to 91%	0.501	0.419	0.838	1.11	1.14
1 to 92%	0.527	0.441	0.837	1.15	1.18
1 to 93%	0.554	0.464	0.837	1.19	1.21
1 to 94%	0.585	0.491	0.841	1.23	1.26
1 to 95%	0.618	0.522	0.845	1.27	1.31
1 to 96%	0.658	0.558	0.847	1.32	1.37
1 to 97%	0.711	0.607	0.854	1.42	1.48
1 to 98%	0.788	0.677	0.858	1.60	1.67
1 to 99%	0.891	0.768	0.863	1.81	1.88
1 to 100%	1.015	0.904	0.891	2.60	2.62

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
1,744	1,202	2,658	2,411

APPENDIX B-1

Q-Q Plots for Twin Hole Data

The plots presented here were prepared using the twin-hole data.

Run 1 – Core 2003 (315) versus Core 2004 (316). There is no difference. The use of triple-tube core barrels shows no affect on grade.

Run 2 – RC 2004 (516) versus RC Summer 2003 (512). There is little difference in mean grades at the 98th percentile. The 2004 RC campaign has a lower CV. This may indicate better samples, or alternatively mixing within the hole.

Run 3 – RC 2004 (516) versus RC Campaigns 502 to 511. The last 8 percent of the data show a high-bias in favor of the earlier campaigns. The 516 campaign has a lower CV.

Run 4 – Core 2003 (315) versus RC Campaigns 502 to 511. There is a clear high bias in favor of the RC data. At the 98th percentile, RC data average 61% higher than core.

Run 5 – Core 2004 (316) versus RC Campaigns 502 to 511. There is a high bias in favor of the RC data. At the 98th percentile, RC data average 27% higher than core.

Run 6 – Core 2003 (315) + Core 2004 (316) versus RC Campaigns 502 to 511. There is high bias in favor of the RC data. At the 98th percentile, RC data average 42% higher than core.

Run 7 – Core 2003 (315) versus RC Summer 2003 (512). There is a clear high bias in favor of the RC data. At the 98th percentile, RC data average 42% higher than core.

Run 8 – Core 2004 (316) versus RC Summer 2003 (512). There is a clear high bias in favor of the RC data. At the 98th percentile, RC data average 48% higher than core.

Run 9 – Core 2003 (315) + Core 2004 (316) versus RC Summer 2003 (512). There is high bias in favor of the RC data. At the 98th percentile, RC data average 45% higher than core.

Run 10 – Core 2003 (315) versus RC Summer 2004 (516). There is a high bias in favor of the RC data. At the 98th percentile, RC data average 11% higher than core.

Run 11 – Core 2004 (316) versus RC Summer 2004 (516). There is a clear high bias in favor of the RC data. At the 98th percentile, RC data average 20% higher than core.

Run 12 – Core 2003 (315) + Core 2004 (316) versus RC Summer 2004 (516). There is high bias in favor of the RC data. At the 98th percentile, RC data average 16% higher than core.

In conclusion, the 2004 core corroborates 2003 core; the 2004 RC corroborates 2003 RC. The earlier RC campaigns show more high bias with respect to core than do the later RC campaigns. Because there is little difference between campaigns 315 and 316, these will be combined for the purpose of fitting adjustment equations.

The magnitude of the biases is sometimes different when comparing core campaign 315 versus RC as compared to core campaign 316 versus RC; this is attributed to different datasets being used and not to any fundamental differences between campaigns 315 and 316.

Run 1

Au (g/t) 315
11.0
8.8
6.6
4.4
2.2
0.0
0.0
2.2
4.4
6.6
8.8
11.0
Au (g/t) 316

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.383	0.396	1.035	1.14	1.03
1 to 91%	0.400	0.414	1.034	1.16	1.06
1 to 92%	0.419	0.434	1.035	1.19	1.10
1 to 93%	0.441	0.458	1.037	1.22	1.15
1 to 94%	0.466	0.486	1.044	1.26	1.22
1 to 95%	0.495	0.518	1.047	1.31	1.28
1 to 96%	0.527	0.563	1.067	1.36	1.40
1 to 97%	0.568	0.617	1.086	1.44	1.54
1 to 98%	0.636	0.685	1.077	1.66	1.69
1 to 99%	0.734	0.777	1.058	1.94	1.89
1 to 100%	0.842	0.935	1.110	2.53	2.76

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
595	605	1,191	1,215

Run 2

21.0
16.8
12.6
8.4
4.2
0.0
Au (g/t) - 516
0.0
4.2
8.4
12.6
16.8
21.0
Au (g/t) - 512

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.459	0.525	1.144	1.23	1.00
1 to 91%	0.487	0.546	1.121	1.28	1.03
1 to 92%	0.520	0.570	1.097	1.34	1.06
1 to 93%	0.557	0.597	1.072	1.39	1.09
1 to 94%	0.598	0.630	1.053	1.45	1.14
1 to 95%	0.643	0.668	1.040	1.50	1.21
1 to 96%	0.696	0.721	1.036	1.57	1.32
1 to 97%	0.770	0.788	1.024	1.70	1.47
1 to 98%	0.873	0.867	0.994	1.89	1.60
1 to 99%	1.074	0.965	0.898	2.40	1.75
1 to 100%	1.296	1.041	0.803	2.87	1.87

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
296	330	453	503

Run 3

18.0
14.4
10.8
7.2
3.6
0.0
Au (g/t) - 516
0.0
3.6
7.2
10.8
14.4
18.0
Au (g/t) - 502-511

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.458	0.483	1.054	1.26	1.17
1 to 91%	0.488	0.510	1.045	1.31	1.21
1 to 92%	0.518	0.537	1.036	1.34	1.24
1 to 93%	0.555	0.565	1.018	1.40	1.27
1 to 94%	0.592	0.595	1.005	1.44	1.29
1 to 95%	0.637	0.627	0.984	1.50	1.31
1 to 96%	0.693	0.659	0.951	1.58	1.33
1 to 97%	0.762	0.700	0.919	1.68	1.37
1 to 98%	0.849	0.748	0.881	1.81	1.42
1 to 99%	1.014	0.828	0.816	2.21	1.60
1 to 100%	1.292	1.035	0.801	3.55	3.09

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
389	404	597	616

Run 4

21.0
16.8
12.6
8.4
4.2
0.0
0.0
4.2
8.4
12.6
16.8
21.0
Au (g/t) - 315
Au (g/t) - 502-511

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.654	0.446	0.682	1.30	1.19
1 to 91%	0.690	0.468	0.678	1.32	1.21
1 to 92%	0.732	0.497	0.679	1.35	1.26
1 to 93%	0.776	0.530	0.682	1.38	1.32
1 to 94%	0.828	0.564	0.681	1.42	1.36
1 to 95%	0.887	0.598	0.674	1.47	1.40
1 to 96%	0.965	0.640	0.664	1.56	1.45
1 to 97%	1.051	0.685	0.652	1.63	1.49
1 to 98%	1.201	0.745	0.620	1.88	1.58
1 to 99%	1.400	0.811	0.580	2.13	1.65
1 to 100%	1.729	0.863	0.499	3.15	1.73

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
373	287	575	574

Run 5

18.0
14.4
10.8
7.2
3.6
0.0
Au (g/t) - 316
0.0
3.6
7.2
10.8
14.4
18.0
Au (g/t) - 502-511

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.462	0.409	0.885	1.27	1.21
1 to 91%	0.491	0.431	0.877	1.31	1.24
1 to 92%	0.521	0.454	0.870	1.35	1.27
1 to 93%	0.558	0.480	0.860	1.40	1.30
1 to 94%	0.595	0.506	0.850	1.44	1.33
1 to 95%	0.640	0.536	0.838	1.49	1.36
1 to 96%	0.701	0.570	0.813	1.60	1.40
1 to 97%	0.770	0.616	0.800	1.69	1.48
1 to 98%	0.857	0.674	0.786	1.81	1.59
1 to 99%	1.022	0.755	0.739	2.20	1.77
1 to 100%	1.301	0.909	0.699	3.54	2.71

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
386	275	592	553

Run 6

21.0
16.8
12.6
8.4
4.2
0.0
Au (g/t) 315+316
0.0
4.2
8.4
12.6
16.8
21.0
Au (g/t) - 502-511

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.554	0.430	0.776	1.29	1.20
1 to 91%	0.590	0.452	0.766	1.34	1.23
1 to 92%	0.626	0.477	0.762	1.37	1.26
1 to 93%	0.665	0.506	0.761	1.40	1.30
1 to 94%	0.710	0.537	0.757	1.44	1.34
1 to 95%	0.766	0.571	0.746	1.50	1.38
1 to 96%	0.834	0.607	0.727	1.59	1.42
1 to 97%	0.915	0.652	0.713	1.68	1.48
1 to 98%	1.015	0.713	0.702	1.79	1.58
1 to 99%	1.215	0.789	0.649	2.21	1.72
1 to 100%	1.512	0.885	0.585	3.33	2.29

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
759	562	1,167	1,127

Run 8

21.0
16.8
12.6
8.4
4.2
0.0
Au (g/t) - 316
0.0
4.2
8.4
12.6
16.8
21.0
Au (g/t) - 512

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.435	0.371	0.852	1.18	1.08
1 to 91%	0.460	0.386	0.839	1.22	1.10
1 to 92%	0.489	0.403	0.824	1.27	1.12
1 to 93%	0.526	0.421	0.801	1.36	1.14
1 to 94%	0.564	0.440	0.781	1.42	1.17
1 to 95%	0.608	0.462	0.759	1.49	1.19
1 to 96%	0.654	0.490	0.750	1.54	1.26
1 to 97%	0.716	0.520	0.726	1.63	1.30
1 to 98%	0.820	0.555	0.677	1.89	1.36
1 to 99%	1.021	0.622	0.609	2.47	1.62
1 to 100%	1.253	0.731	0.583	3.04	2.14

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
364	278	556	555

Run 9

27.0
21.6
16.2
10.8
5.4
0.0
Au (g/t) - 315+316
0.0
5.4
10.8
16.2
21.6
27.0
Au (g/t) - 512

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.433	0.377	0.872	1.18	1.01
1 to 91%	0.458	0.392	0.856	1.23	1.03
1 to 92%	0.487	0.408	0.839	1.28	1.05
1 to 93%	0.524	0.427	0.815	1.36	1.08
1 to 94%	0.564	0.447	0.792	1.44	1.12
1 to 95%	0.609	0.469	0.771	1.50	1.15
1 to 96%	0.663	0.499	0.753	1.59	1.23
1 to 97%	0.737	0.531	0.721	1.73	1.29
1 to 98%	0.840	0.579	0.690	1.93	1.44
1 to 99%	1.097	0.672	0.612	2.75	1.83
1 to 100%	1.281	0.770	0.601	3.08	2.33

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
739	573	1,129	1,147

Run 10

10.0
8.0
6.0
4.0
2.0
0.0
Au (g/t) - 315
0.0
2.0
4.0
6.0
8.0
10.0
Au (g/t) - 516

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.450	0.397	0.882	1.09	1.03
1 to 91%	0.472	0.415	0.880	1.13	1.07
1 to 92%	0.498	0.435	0.874	1.17	1.10
1 to 93%	0.524	0.457	0.872	1.21	1.14
1 to 94%	0.555	0.486	0.876	1.25	1.21
1 to 95%	0.588	0.518	0.881	1.30	1.28
1 to 96%	0.627	0.556	0.888	1.35	1.36
1 to 97%	0.676	0.611	0.904	1.44	1.51
1 to 98%	0.751	0.679	0.904	1.62	1.67
1 to 99%	0.849	0.770	0.906	1.83	1.88
1 to 100%	0.986	0.933	0.946	2.72	2.81

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
785	551	1,196	1,107

Run 11

11.0
8.8
6.6
4.4
2.2
0.0
0.0
2.2
4.4
6.6
8.8
11.0
Au (g/t) - 316 - A Holes
Au (g/t) - 516 - A Holes

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.501	0.400	0.799	1.06	1.17
1 to 91%	0.525	0.420	0.799	1.10	1.19
1 to 92%	0.551	0.442	0.801	1.13	1.22
1 to 93%	0.579	0.464	0.802	1.17	1.25
1 to 94%	0.609	0.491	0.806	1.20	1.29
1 to 95%	0.643	0.521	0.811	1.24	1.33
1 to 96%	0.684	0.556	0.813	1.30	1.38
1 to 97%	0.736	0.602	0.818	1.39	1.48
1 to 98%	0.813	0.675	0.830	1.56	1.69
1 to 99%	0.914	0.767	0.839	1.76	1.89
1 to 100%	1.039	0.878	0.845	2.51	2.43

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
959	651	1,462	1,304

Run 12

11.0
8.8
6.6
4.4
2.2
0.0
0.0
2.2
4.4
6.6
8.8
11.0
Au (g/t) - 315+316
Au (g/t) - 516

Percentile	Mean Au			CV	
	X-axis	Y-axis	Y/X	X-axis	Y-axis
1 to 90%	0.478	0.400	0.837	1.08	1.11
1 to 91%	0.501	0.419	0.838	1.11	1.14
1 to 92%	0.527	0.441	0.837	1.15	1.18
1 to 93%	0.554	0.464	0.837	1.19	1.21
1 to 94%	0.585	0.491	0.841	1.23	1.26
1 to 95%	0.618	0.522	0.845	1.27	1.31
1 to 96%	0.658	0.558	0.847	1.32	1.37
1 to 97%	0.711	0.607	0.854	1.42	1.48
1 to 98%	0.788	0.677	0.858	1.60	1.67
1 to 99%	0.891	0.768	0.863	1.81	1.88
1 to 100%	1.015	0.904	0.891	2.60	2.62

No. Samples		No. Meters	
X-axis	Y-axis	X-axis	Y-axis
1,744	1,202	2,658	2,411

B - 2 Q - Q  P L O T S

B - 3  S P E C I A L  R U N S  M A D E  F O R  R O B E R T  P R E V O S T

APPENDIX B-3

Special Runs Made for Robert Prevost

The attached email was sent to Harry Parker of AMEC by Robert Prevost. Parker’s reply is in all CAPS. In the email Mr. Prevost requested Q-Q plots comparing 2004 RC drilling (516) and previous campaigns. These plots are runs RP1 to RP6.

Runs RP1 and RP2 show that core campaigns 315 and 316 give similar results as RC campaign 516 inside the Albion Shear Zone. Outside the Albion Shear Zone the RC data are high-biased.

Runs RP3 and RP4 show that 1) RC campaigns 502 to 511 are high biased outside the Albion Shear Zone with respect to RC campaign 516 above about 0.8 g/t, and 2) RC campaign 501 is similar to RC campaign 516 outside the Albion Shear Zone. These results are not corroborated by other comparisons of core versus RC drilling.

Run RP5 shows that campaign 516 has a slight positive bias compared to campaign 512 outside the Albion Shear Zone. This appears to be reversed inside the Albion Shear Zone.

Kevin Francis

From:	Harry Parker
Sent:	Monday, January 24, 2005 6:34 PM
To:	'Robert Prevost '
Cc:	'Douglas Nicholson '; 'John Odden '; 'Joe Piekenbrock '; Kevin Francis; 'Mike Lechner '
Subject:	RE: 2004 RC Analysis

I have been working long hours here and have only now had time to get to your email. I have made some brief answers below. I have discussed these issues with John Odden. We suggest you read our report in 10 dyas time, and then we can have a fuller discussion.

My comments are below

-----Original Message-----
From: Robert Prevost
To: Harry Parker
Cc: Douglas Nicholson; John Odden; Joe Piekenbrock; Kevin Francis; Mike Lechner
Sent: 1/19/2005 5:51 PM
Subject: 2004 RC Analysis

Hi Harry,

I received the QQ plots and info from John.

1st Comment:

I assume that these plots were generated using “clean” data. Were there any attempts made to use the sample weight to assess contamination in the 2004 RC data? If not we must do that. Once it is determined what data is uncontaminated, it is flagged and used to analyze the correlation with other campaigns.

PLOTS WERE MADE USING CLEAN DATA. SAMPLE WEIGHTS WERE USED TO ASSESS CONTAMINATION WHERE SUCH DATA WERE AVAILABLE. VERY FEW INTERVALS WERE ELIMINATED FROM 2004 PROGRAM ON WEIGHTS.

I would like to get the following QQ plots using uncontaminated 2004 RC - U516

WILL MAKE THE PLOTS NEXT WEEK

1.	U516 vs. 315 and 316 inside the ASZ
2.	U516 vs. 315 and 316 outside the ASZ
3.	U516 vs. 502 and 511 outside the ASZ
4.	U516 vs. 501 outside the ASZ
5.	U516 vs. 512 outside the ASZ
6.	U516 vs. 512 inside the ASZ

I also would like to get a full set of twin hole plots using uncontaminated 2004 RC ƒU516. This could be simply done by adding comments down the drillhole profile.

WILL PUT IN OUR REPORT

This would

1.	enable to better appreciate the effect of contamination and/or
2.	indicate gold loss during coring
3.	help select contaminated sections in pre-2004 RC campaigns

2nd Comment:

All RC campaigns compare very well with 315-316 inside the ASZ but are much higher in the tension vein (TV) mineralization. If your argument is, and I believe it is, that the RC overstate grade because of contamination then how do you explain this phenomenon. How can a RC hole be contaminated in the TV and not in the ASZ. You would think that material

1

above, from the TV, would trickle down and contaminate the ASZ.

But it’s not the case. Also, you would think that because the ASZ is a shear, we would see more contamination than usual. But it’s not the case.

The explanation is simple; they are different mineralogy. The ASZ has much less free gold, the gold is found in tight fine grain quartz, it is finer and/or associated with other minerals. In the TV the gold is free and found in narrow bull quartz veinlets. During coring some of the gold particles become lose and gets washed out by the drilling fluids.

This is also supported by the sludge assays.

COULD SAY THE SAME ABOUT RC DRILLING. WATER IN FORMATION COULD BE SUCKED INTO HOLE AND BRING GOLD FROM OUTSIDE HOLE INTO SAMPLE. MOST RC SAMPLES ONLY HAVE 60-80 % RECOVERY. WHAT HAPPENS TO LOST SAMPLE? IS GOLD CONCENTRATED IN REMAINDER? ON OTHER HAND MOST OF OUR CORE RECOVERY APPROACHES 100%. HARD TO SEE HOW WE ARELOSING 20% OF THE COARSE GOLD WHEN RECOVERY IS SO GOOD. 2004 TRIPLE TUBE CERTAINLY IMPROVED RECOVERY IN "SOFT" ZONES.

3rd Comment:

Core 315-316 is higher than RC 512-516 from 75m to 100m below surface (in TV). Again, one would think that contamination would increase due to water. But it’s not the case, the core is clearly higher.

ONLY EXPLANATION I HAVE IS THAT THE SIZE OF THE DATA SET IS SMALL, MAYBE 130 SAMPLES AND RESULTS MAY NOT BE REPRESENTATIVE 4th Comment:

The 2004 trenches (716) do not correlate with anything. Was the comparison made using the Min Zone as boundary? If not, we must code what’s inside and outside the Min Zone and produce new plots.

TRENCHES ARE IN TV MINZONE. THEY ARE ONLY 2 M DEEP IN GENERAL AND HAVE FE OXIDES FROM WEATHERING. ELUVIAL GOLD IS PRECIPTATING THERE. WE FEEL TRENCHES REPRESENT SURFICIAL REALM AND NOT BEDROCK. WE THUS USED FLAT SEARCH ELLIPSOID THERE TO RESTRICT DOWNWARD PROJECTION

OTHER: I MET WITH FRANCIS PITARD HERE. DISCUSSED SITUATION W/O MENTIONING PROPERTY. HE SAYS ALL RC DRILLING ELOW WATER TABLE IS SUSPECT. ALSO FRACTURED CORE COULD LOSE GOLD IN CORING PROCESS. BITS USED BY NOVAGOLD HAVE BLUNT ENDS. THESE ARE FAVORED BY DRILLERS TO GET FAST DRILLING. SUCH BITS MAY PUT EXCESS PRESSURE ON ROCK AND BREAK UP GOLD THAT COULD BE WASHED AWAY. FRANCIS PREFERS BITS THAT ARE WEDGE-SHAPED.

ALSO SAYS BULK SAMPLE IS ONLY WAY TO SETTLE THE ISSUE SHORT OF MINING. I EXPLAINED THAT AMOUNT OF SAMPLE REQUIRED WOULD BE EXPENSIVE. I WOULD CONCUR. IT IS FOR NOVAGOLD TO DECIDE WHETHER SUCH A PROGRAM WOULD BE WORTHWHILE.

MY POSITION REMAINS THAT MAXIMUM LIKLIHOOD IS CORE SAMPLES ARE BETTER BECUASE RECOVERY IS CLOSE TO 100%. RC RECOVERY IS LOWER AND WE DO NOT KNOW HOW LOSING 20-30% OF SAMPLE AFFECTS GOLD CONTENT. PLEASE NOTE, THE RC RECOVERIES ARE IN NORMAL RANGE. THE INDUSTRY IS LITTERED WITH EXAMPLES WEHER RC WAS PROVED TO BE EITHER HIGH OR LOW.

SLUDGE SAMPLES HAVE GOLD. I WOULD EXPECT GROUND UP ROCK TO CERTAINLY CONTAIN GOLD. THIS GOLD WOULD BE CONCENTRATED IN THE SLUICEBOX LIKE COLLECTION DEVICE. AT FORT KNOX, SLUDGE RAN 0.08 OPT WHEN 50 MT OF MINING HAVE VERIFIED ORE GRADE IS 0.025 TO 0.03 OPT. I DONT THINK THE SLUDGE PROVES ANYTHING, AS INDICATED IN KEVIN FRANCIS' PREVIOUS EMAIL TO YOU.

REGARDS
Salut,
Robert

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